itaú

Interactive Meeting

Results 4Q24

February
6th
2025

8a.m. (EST) | 10a.m. (Brasília time)

English and Portuguese

We will present our 4Q24 results in an interactive meeting, with a Q&A session at the end.

Register

Check out the speakers



Milton Maluhy
CEO



Gabriel Amado de Moura
CFO



Renato Lulia
Head of Corporate Strategy, IR and Corporate Development



Gustavo Lopes Rodrigues
IRO

4Q24 Results

Results will be published on the investor relations website on February 5th, after trading hours.

Follow Itaú Unibanco's latest news on our Investor Relations website.